January 23, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mary Beth Breslin, Legal Branch Chief
Suzanne Hayes, Assistant Director
Ada D. Sarmento, Staff Attorney
Erin Jaskot, Staff Attorney

Re:	ARMO BioSciences, Inc.
Registration Statement on Form S-1 (File No. 333-222371)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between January 16, 2018 and the date hereof, approximately 1,309 copies of the Preliminary Prospectus dated January 16, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, January 25, 2018 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

JEFFERIES LLC

LEERINK PARTNERS LLC

As representatives of the Underwriters

By:	Jefferies LLC

By:	/s/ Charles Glazer
	Name:	Charles Glazer
	Title:	Senior Vice President

By:	Leerink Partners LLC

By:	/s/ John I. Fitzgerald
	Name:	John I. Fitzgerald
	Title:	Managing Director